

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2019

Jennifer R. Kneale
Chief Financial Officer
Targa Resources Corp.
811 Louisiana St.
Suite 2100
Houston, TX 77002

>   **Re: Targa Resources Corp.**
>   **Form 10-K for the Year Ended December 31, 2018**
>   **Response Dated June 7, 2019**
>   **File No. 001-34991**
>   **Targa Resources Partners LP**
>   **Form 10-K for the Year Ended December 31, 2018**
>   **Response Dated June 7, 2019**
>   **File No. 001-33303**

Dear Ms. Kneale:

We have reviewed your June 7, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2019 letter.

Supplemental Response Filed June 7, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Non-GAAP Financial Measures, page 63

1.   We have reviewed your response to comment 2. Please revise this measure in all future filings to exclude the adjustment for the "Splitter Agreement" presented in your Adjusted EBITDA measure. The measure as presented does not conform to Question 100.04 of the Non-GAAP Compliance & Disclosure Interpretations.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products